
EXCELLENCE



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President


07021974

12g3-2(b) File No.82-4922

Ref No. CN. 174/2007

March 20, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

Yours sincerely,

Adit Laixuthai
Mar 20, 07

dw 3/21


SEC MAIL
RECEIVED
PROCESSING
MAR 2 0 2007
WASH, D.C.
210
SECTION

Summary Statement of Assets and Liabilities 1/

As at 28 February 2007

ธนาคารกสิกรไทย
KASIKORNBANK



Assets	Baht	Liabilities	Baht
Cash	18,933,731,142.25	Deposits	773,083,283,818.22
Interbank and money market items	99,034,253,711.00	Interbank and money market items	14,229,927,839.39
Securities purchased under resale agreements		Liabilities payable on demand	6,864,153,882.70
Investments in securities, net	121,082,665,289.71	Securities sold under repurchase agreements	
(with obligations 7,271,660,602.23 Baht)		Borrowings	30,647,424,020.47
Credit advances (net of allowance for doubtful accounts)	646,358,288,529.78	Bank's liabilities under acceptances	514,052,842.93
Accrued interest receivables	1,581,944,036.87	Other liabilities	26,542,514,172.97
Properties foreclosed	11,407,195,429.72	Total liabilities	851,881,356,576.68
Customers' liabilities under acceptances	514,052,842.93		
Premises and equipment, net	22,244,231,923.26	**Shareholders' equity**	
Other assets	23,065,394,235.81	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,866,081,250.00
		Reserves and net profit after appropriation	48,383,071,658.82
		Other reserves and profit and loss account	20,091,265,655.62
		Total shareholders' equity	92,340,418,564.44
Total Assets	944,221,775,141.12	Total Liabilities and Shareholders' Equity	944,221,775,141.12
Customers' liabilities under unmatured bills	4,911,001,061.12	Bank's liabilities under unmatured bills	4,911,001,061.12
Total	949,132,776,202.24	Total	949,132,776,202.24

	Baht
Non-Performing Loans 2/(net) as at 31 December 2006 (Quarterly)	20,886,830,973.84
(3.17 % of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as at 31 December 2006 (Quarterly)	21,859,786,898.42
Actual allowace for doubtful accounts	28,436,864,356.51
Loans to related parties	18,391,766,023.05
Loans to related asset management companies	8,515,000,000.00
Loans to related parties due to debt restructuring	1,086,179,783.95
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	101,547,624,619.19
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	720,380,598.03
Letters of credit	19,002,245,390.10

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as at 31 December 2006 (Quarterly) 38,290,888,951.16

(5.87 % of total loans before allowance for doubtful accounts)

END


SEC MAIL PROCESSING
RECEIVED
MAR 2 0 2007
WASH. D.C. 210 SECTION